FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2004

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                   Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The consolidated balance sheets and the consolidated statements of operations data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236;
(iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2004 Third Quarter Results; Announces Commercial Deliveries of Metro Products. Dated November 1, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Orckit Communications Ltd.
                                                (Registrant)

Date: November 1, 2004                   By: /s/ Adam M. Klein
                                         -----------------------------

                                         Adam M. Klein for Izhak Tamir,
                                         pursuant to authorization





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                                  EXHIBIT INDEX

Exhibit Number   Description of Exhibit

     10.1        Orckit  Communications  Reports  2004  Third  Quarter  Results;
                 Announces  Commercial  Deliveries  of Metro Products.
                 Dated November 1, 2004.


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                                  EXHIBIT 10.1

            Orckit Communications Reports 2004 Third Quarter Results
                Announces Commercial Deliveries of Metro Products

TEL AVIV, Israel, November 1, 2004 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the third quarter and nine months ended September 30, 2004.

Revenues in the third quarter of 2004 were $2.0 million compared to $599,000 in the quarter ended September 30, 2003. Net loss for the quarter was $5.9 million, or $(1.36) per share, compared to a net loss of $5.2 million, or $(1.13) per share, for the quarter ended September 30, 2003.

Revenues for the nine months ended September 30, 2004 were $2.7 compared to $1.5 million for the nine months ended September 30, 2003. Net loss for the period was $17.2 million, or $(3.96) per share, compared to $16.1 million, or $(3.40) per share, for the nine months ended September 30, 2003. The Company had financial income of $1.2 million in the nine months ended September 30, 2004 compared to $4.8 million in the nine months ended September 30, 2003. The financial income in the nine months ended September 30, 2003 was primarily derived from the early retirement of Orckit's convertible subordinated notes.

The key highlights for the quarter:

-- KDDI Japan selected Corrigent's CM-100 packet ADM for nationwide deployment to offer advanced "triple play" services. Commercial shipments to KDDI commenced in the fourth quarter.

-- Corrigent CM-100 products were delivered to VIC TOKAI,
Japan to enable the efficient delivery of advanced data and Ethernet based services.

-- In order to meet expected accelerated demand for the CM-100 product, Corrigent completed a significant production ramp up with its sub-contractors to support high volume deliveries.

-- Established telecom carriers continued trials and evaluation of the CM-100 Packet ADM in an effort to upgrade metro networks to support packet-rich services for digital video distribution, Internet access, and IP telephony.

-- The operations of Spediant Systems were halted in an effort to focus Orckit's resources and management attention on the operations of Corrigent. Some of Spediant's personnel will support the growth and expansion of Corrigent.

Izhak Tamir, President of Orckit, commented: "We are pleased with the demand for Corrigent's CM-100 packet ADM product line. To support this demand, we increased assembly and testing capacity at our sub-contractors for the delivery of CM-100 Packet ADM products."

"Telecom carriers continue to evaluate new optimized platforms to support the triple play of voice, digital video and data over IP networks. CM-100 offers a cost-effective optical product to support these metro networks. We plan to continue to invest in sales and marketing activities and in the development of advanced product features to meet customer needs. Going forward into 2005, our attention and resources will be directed toward these efforts."


Outlook and Guidance
For the fourth quarter of 2004, we expect revenues of approximately $7.0 to $8.0 million, net loss of approximately $3.8 to $4.3 million, with loss per share in the range of $(0.87) to $(0.98).

For 2005, we expect revenues to exceed $60 million, net loss of approximately $2.0 to $5.0 million, with loss per share in the range of $(0.45) to $(1.12).

Conference Call

Orckit Communications will host a conference call on Monday, November 1, 2004, at 11 a.m. EDT. The call can be accessed by dialing 877-691-0878 in the United States and 973-582-2741 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EST through November 8, 2004 at 11:59 p.m.,EST. To listen to the replay, please call 877-519-4471 in the United States and 973-341-3080 internationally. To access the replay, enter the following code: 5249970


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, exchange rate fluctuations, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.




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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                 September 30               December 31
                                                                                 2004                       2003
                                                                                 ----                       ----

                  ASSETS

Current assets:

    Cash and short term marketable securities                           $        42,001         $         41,623
    Trade receivables                                                               686                      147
    Other receivables                                                             1,510                    1,596
    Inventories                                                                   3,201                      100
                                                                                 ------                   ------
          Total  current assets                                                  47,398                   43,466

Long term marketable securities                                                 19,285                   37,418
Other investments                                                                1,907                      500
Severance pay fund                                                               3,388                    2,707
Property and equipment, net                                                      3,841                    2,093
Deferred issuance costs, net                                                         0                      147
                                                                                ------                   ------
          Total  assets                                                $        75,819         $         86,331
                                                                                ======                   ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loan                                                          $        16,000          $             0
    Trade payables                                                               8,423                    3,108
    Accrued expenses and other payables                                          4,954                    5,878
                                                                                ------                   ------
          Total current liabilities                                             29,377                    8,986

Long term liabilities :

    Accrued severance pay                                                        4,118                    3,435
    Convertible subordinated notes                                                   0                   16,238
                                                                                ------                   ------
          Total liabilities                                                     33,495                   28,659

Shareholders' equity                                                            42,324                   57,672
                                                                                ------                   ------
          Total  liabilities and shareholders' equity                  $        75,819          $        86,331
                                                                                ======                   ======


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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                                   Three Months Ended                      Nine Months Ended
                                                                     September 30                           September 30
                                                               2004             2003                 2004                  2003
                                                               ----             ----                 ----                  ----



Revenues                                                 $       2,029  $              599     $        2,699        $        1,510

Cost of revenues                                                 1,196                 231              1,447                   721
                                                                ------              ------             ------                ------
Gross profit                                                       833                 368              1,252                   789

Research and development expenses, net                           4,227               3,347             11,635                11,714

Selling, general and administrative
expenses                                                         3,023               2,826              7,982                10,031
                                                                ------              ------             ------                ------
Total operating expenses                                         7,250               6,173             19,617                21,745
                                                                ------              ------             ------                ------
Operating loss                                                 (6,417)             (5,805)           (18,365)              (20,956)

Financial income, net                                              469                 636              1,154                 4,815
                                                                ------              ------             ------                ------
Net loss                                                 $     (5,948)  $          (5,169)     $     (17,211)        $     (16,141)
                                                                ======              ======             ======                ======

Net loss per share - basic and diluted                   $      (1.36)  $           (1.13)     $       (3.96)        $       (3.40)
                                                                ======              ======             ======                ======
Weighted average number of shares outstanding - basic and
diluted                                                          4,362               4,580              4,351                 4,742
                                                                ======              ======             ======                ======


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